02006649

SEC[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8-39590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CUTTER & COMPANY BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15510 OLIVE STREET, SUITE 204
(No. and Street)

CHESTERFIELD	MO	63017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM MEYER 636-537-8770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. SCHMIDT CPA, P.C.
(Name — *if individual, state last, first, middle name*)

11353 BRIERHALL CIRCLE	ST. LOUIS,	MO	63043
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTER & COMPANY BROKERAGE, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public


" NOTARY SEAL "
Matthew Crump, Notary Public
St. Louis County, State of Missouri
My Commission Expires 8/7/2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cutter & Company Brokerage, Inc.

AUDITED FINANCIAL STATEMENTS

December 31, 2001

Prepared by
Richard W. Schmidt CPA, P.C.
St. Louis, Missouri

Cutter & Company Brokerage, Inc.

TABLE OF CONTENTS

RICHARD W. SCHMIDT CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cutter & Company Brokerage, Inc.

I have audited the accompanying balance sheet of Cutter & Company Brokerage, Inc. as of December 31, 2001, and the related statements of income (loss), stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter & Company Brokerage, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in accordance with generally accepted accounting principles. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard W. Schmidt CPA, P.C.

February 20, 2002

11353 Brierhall Circle Maryland Heights, MO 63043 314-739-6994 Fax 314-739-1409

Cutter & Company Brokerage, Inc.

BALANCE SHEET

December 31, 2001

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	159,468
Marketable Securities		138,700
Accounts Receivable		200,161
Income Tax Refund Receivable		64,702
Prepaid Expenses		5,179
Total Current Assets		568,210
PROPERTY AND EQUIPMENT - at cost		
Furniture, Equipment and Fixtures		339,513
Less Accumulated Depreciation		145,513
		194,000
OTHER ASSETS		
Deposits		68,756
TOTAL ASSETS	$	830,965

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Note payable	$	0
Accounts Payable		155,294
Accrued Expenses		144,384
Income Taxes Payable		363
Total Current Liabilities		300,041
STOCHOLDER'S EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional Paid-in Capital		12,456
Retained Earnings		513,468
		530,924
TOTAL LIABILITIES AND STOCKHOLER'S EQUITY	$	830,965

The accompanying notes are an integral part of this statement.

Cutter & Company Brokerage, Inc.

STATEMENT OF INCOME (LOSS)

For the Year Ended December 31, 2001

INCOME		
Commission and Fee Income		$ 4,283,161
OPERATING EXPENSES		
Advertising	$ 40,202	
Brokerage Fees	602,003	
Commissions	2,499,160	
Contributions	1,530	
Depreciation and Amortization	36,016	
Dues and Subscriptions	36,568	
Insurance	58,524	
Office Expense	49,328	
Professional Fees	17,714	
Rent	133,173	
Repairs and Maintenance	47,092	
Salaries	860,109	
Taxes and Licenses	84,232	
Telecommunications	33,740	
Training and Professional Development	12,744	
Travel and Entertainment	42,450	4,554,585
LOSS FROM OPERATIONS		(271,424)
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	180,562	
Interest Expense	(3,992)	
Miscellaneous Income	91,710	
Profit-Sharing Contribution	(32,572)	
Gain (Loss) on Sale of Marketable Securities	(4,975)	
Unrealized Gain (Loss) on Marketable Securities	2,298	233,031
LOSS BEFORE TAXES		(38,393)
Provision For (Refundable) Income Taxes		(12,978)
NET INCOME (LOSS)		$ (25,415)

The accompanying notes are an integral part of this statement.

Cutter & Company Brokerage, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$5,000	$12,456	$538,883	$556,339
Net income (loss)	-	-	(25,415)	(25,415)
Balance at December 31, 2001	$5,000	$12,456	$513,468	$530,924

The accompanying notes are an integral part of this statement.

Cutter & Company Brokerage, Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ (25,415)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation	36,016
(Gain) loss on sale of marketable securities	4,975
Unrealized (gain) loss on marketable securities	(2,298)
(Increase) decrease in accounts receivable	54,653
(Increase) decrease in income tax refund receivable	(64,702)
(Increase) decrease in prepaid expenses	4,632
(Increase) decrease in deposits	(1,954)
Increase (decrease) in accounts payable and accrued expenses	24,667
Increase (decrease) in income taxes payable	(39,797)
Net cash provided by (used in) operating activities.	(9,223)
Cash flows from investing activities:	
Proceeds from sale of marketable securities	1,558,888
Capital expenditures	(9,069)
Investments in marketable securities	(1,568,088)
Net cash provided by (used in) investing activities	(18,269)
Cash flows from financing activities	
Net borrowings (repayments) on line of credit	0
Net cash provided by (used in) financing activities	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	(27,492)
Cash and cash equivalents at beginning of year	186,960
Cash and cash equivalents at end of year	$ 159,468

The accompanying notes are an integral part of this statement.

Cutter & Company Brokerage, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's operations and significant accounting policies applied in the preparation of the accompanying financial statements follows:

A. Nature of Organization

Cutter & Company Brokerage, Inc. is a broker\dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed for the purpose of trading in and dealing with stocks, bonds and all other types of securities. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

B. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

C. Marketable Securities

At December 31, 2001, current marketable equity securities are each stated at their lower of aggregate cost or market. Market value and cost at December 31, 2001 was $ 138,700 and $ 298,374, respectively.

C. Accounts Receivable

The Company has elected the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2001.

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

D. Property and Equipment

Property and equipment are carried at cost. Major renewals and betterments are capitalized and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current year. Depreciation is provided for in the financial statements using straight-line and accelerated methods over the estimated useful lives. Depreciation expense charged to operations for the year ended December 31, 2001 was $ 36,016.

E. Statement of Cash Flows

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Income Taxes

Income tax expense includes the federal and state income taxes currently payable (refundable).

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's polity to review, as necessary, the credit standing of each counterparty.

NOTE 3 - NOTES PAYABLE

At December 31, 2001 , the Company was indebted with respect to the following note payable:

Firstar Bank; $ 100,000 line of credit; secured by personal guarantee of stockholder; interest payable monthly at prime; due December 2001	$ - 0 -
Firstar Bank; $ 2,500 line of credit; unsecured; interest payable monthly at 14% per annum; due on demand	$ - 0 -

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500 percent of net capital, the Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to equal 120 percent of the minimum dollar amount required. At December 31, 2001, the Company had allowable net capital of $ 206,605 which was $ 106,605 in excess of the minimum required and the percentage of aggregate indebtedness to net capital was 145 percent.

NOTE 5 - PROFIT-SHARING PLAN

In 1999 the Company adopted a 401(k) Employee Pension Plan for all employees meeting eligibility and electing to participate. The contribution charged to operations in 2001 was $ 32,572.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases it office facility and a vehicle under various leases expiring June 2004. At December 31, 2001 minimum rental commitments under the non cancelable lease expire as follows:

Year	Amount
2002	138,937
2003	136,033
2004	66,588
	$ 341,558

Rent expense charged to operations in 2001 was $ 133,173.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for in the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgements resulting from said litigation or arbitration.

NOTE 7 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ —
Income taxes	$ 92,237

SUPPLEMENTAL INFORMATION

Cutter & Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL

December 31, 2001

Net Capital Computation:	
Stockholder's Equity	$ 530,924
Deductions and/or charges.	
Non-allowable assets:	
Property and Equipment	194,000
Other assets	36,504
Accounts Receivable	71,780
Prepaid expenses	6,450
Haircut on securities	15,585
Net Capital	$ 206,605

Cutter & Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

December 31, 2001

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 20,003
Minimum Dollar Net Capital Requirement	$100,000
Net Capital Requirement (Greater of the Above)	$100,000
Excess Net Capital	$106,605
Percentage of Aggregate Indebtedness to Net Capital	145%
Percentage of Debt to Debt-Equity	N/A

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	$ 155,294
Accrued Expenses	144,747
	$ 300,041

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 208,673
Net audit adjustments - depr., taxes, etc.	(2,068)
	$ 206,605

REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Cutter & Company Brokerage, Inc.

In planning and performing my audit of the financial statements of Cutter & Company Brokerage, Inc. for the year ended December 31, 2001, I considered its internal control including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17(a)-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

11353 Brierhall Circle Maryland Heights, MO 63043 314-739-6994 Fax 314-739-1409

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Richard W. Schmidt CPA, P.C.

February 20, 2002